Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED

DECEMBER 31, 2020 AND 2019

(Presented in thousands of United States dollars, unless otherwise stated)

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management of Fortuna Silver Mines Inc. (the “Company”) (“we”, “us” or “our”) have prepared the consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) and the accompanying Management’s Discussion and Analysis (“MD&A”) and are responsible for their content. The financial information presented in the MD&A is consistent with the information that is contained in the consolidated financial statements. The consolidated financial statements include, where necessary, amounts based on our estimates and judgement.

In order to discharge our responsibility for the integrity of the financial statements, the Company maintains a system of Internal Control over Financial Reporting and Disclosure Controls and Procedures. These controls are designed to provide reasonable assurance that the Company’s assets are safeguarded, transactions are executed and recorded in accordance with our authorization, proper records are maintained and relevant and reliable financial information is produced. These controls include maintaining quality standards in the hiring and training of employees, policies and procedures manuals, a corporate code of conduct and ensuring that there is proper accountability for performance within appropriate and well defined areas of responsibility.

The Board of Directors is responsible for overseeing the performance of our responsibilities for financial reporting and internal control over Financial Reporting and Disclosure Controls and Procedures. The Audit Committee, which is composed of non-executive directors, meets with us as well as the external auditors to ensure that we are properly fulfilling our financial reporting responsibilities to the Directors who approve the consolidated financial statements. The external auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, and the adequacy of the system of internal controls, and to review financial reporting issues.

The consolidated financial statements have been audited by KPMG LLP, the Company’s independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

/s/ Jorge Ganoza Durant	/s /Luis Ganoza Durant
President and Chief Executive Officer	Chief Financial Officer

Vancouver, Canada

March 9, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Fortuna Silver Mines Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 9, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company has changed its accounting policy for property, plant and equipment due to the adoption of amendments to IAS 16, Property, plant and equipment.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Fortuna Silver Mines Inc. Page 2

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Inferred resources used in the Caylloma and San Jose life of mine plans

As discussed in Notes 9 and 10 to the consolidated financial statements, the carrying value of the Company’s mineral properties and exploration and evaluation assets is $385,717 thousand and property, plant and equipment is $405,410 thousand as at December 31, 2020. These amounts include the carrying amounts of the Caylloma and San Jose mines. Estimates of the quantities of the mineral reserves and mineral resources form the basis for the Company’s life of mine plans, which are used for the calculation of depletion expense under the units of production method and in impairment tests. The Company’s estimates of the life of its mines includes the portion of inferred resources expected to be extracted economically. The decision to use inferred resources, and the portion of inferred resources to be included in the life of mine, varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated resources that the Company has historically achieved.

We identified the determination of the portion of inferred resources included in the life of mine plans for the Caylloma and San Jose mines as a critical audit matter. A high degree of auditor judgment was required to evaluate the significant assumptions that were developed by the Company’s personnel to determine the portion of inferred resources included in the life of mine plans. Significant assumptions include the accessibility of resources from existing mining infrastructure and the determination of the percentage of available inferred resources expected to be converted to measured and indicated resources in future periods.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the estimation of the portion of inferred resources included in the life of mine plans for the Caylloma and San Jose mines. We assessed the competence, capabilities and objectivity of the Company’s personnel who determined the portion of available inferred resources to be included in the Caylloma and San Jose life of mine plans, including the accessibility of resources from existing mining infrastructure. We evaluated the ability of the Company to estimate the portion of inferred resources included in the life of mine plans by comparing historical estimates of inferred resources to the actual conversion of inferred resources to measured and indicated resources.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2017.

Vancouver, Canada
March 9, 2021

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

To the Shareholders and Board of Directors
Fortuna Silver Mines Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Fortuna Silver Mines Inc.’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the years then ended and the related notes (collectively, the consolidated financial statements), and our report dated March 9, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Fortuna Silver Mines Inc. Page 2

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 9, 2021

Fortuna Silver Mines Inc.

Consolidated Income Statements

(Presented in thousands of US dollars, except per share amounts)

	Years ended December 31,
	2020	2019
Sales (note 23)	$278,966	$257,187
Cost of sales (note 24)	168,745	172,606
Mine operating income	110,221	84,581

General and administration (note 25)	35,086	29,805
Exploration and evaluation	1,196	2,411
Share of loss from associates (note 11)	76	225
Foreign exchange loss (note 6)	12,197	13,335
Other expenses (note 26)	4,428	4,611
	52,983	50,387

Operating income	57,238	34,194

Investment gains (note 6)	3,306	11,024
Interest and finance costs, net (note 27)	(1,413)	(24)
Loss on derivatives	(176)	(1,223)
	1,717	9,777

Income before income taxes	58,955	43,971

Income taxes (note 28)
Current income tax expense	38,818	32,631
Deferred income tax (recovery)	(1,416)	(12,456)
	37,402	20,175
Net income for the year	$21,553	$23,796

Earnings per share (note 22)
Basic	$0.12	$0.15
Diluted	$0.12	$0.14

Weighted average number of common shares outstanding (000’s)
Basic	174,993	160,193
Diluted	186,073	164,525

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Comprehensive Income

(Presented in thousands of US dollars)

	Years ended December 31,
	2020	2019
Net income for the year	$21,553	$23,796

Items that will remain permanently in other comprehensive income:
Changes in fair value of investments in equity securities, net of $nil tax	(382)	-
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(204)	(665)
Total other comprehensive loss for the year	(586)	(665)
Comprehensive income for the year	$20,967	$23,131

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Financial Position

(Presented in thousands of US dollars)

	December 31,	December 31,
	2020	2019
		(Restated- note 4 (t)ii)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$131,898	$83,404
Trade and other receivables (note 6)	76,555	47,707
Inventories (note 7)	35,274	14,969
Other current assets (note 8)	4,340	6,564
	248,067	152,644
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 9)	385,717	353,519
Property, plant and equipment (note 10)	405,410	375,656
Investment in associates (note 11)	-	1,331
Other assets (note 12)	15,210	40,744
Deposits and advances to contractors (note 13)	934	12,171
Total assets	$1,055,338	$936,065

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	65,275	65,286
Income taxes payable	23,808	12,400
Current portion of lease obligations (note 16)	6,978	8,831
Current portion of closure and reclamation provisions (note 19)	380	3,257
	96,441	89,774
NON-CURRENT LIABILITIES
Debt (note 17)	158,616	146,535
Deferred tax liabilities	19,499	20,915
Closure and reclamation provisions (note 19)	39,970	27,868
Lease obligations (note 16)	12,519	15,048
Other liabilities (note 18)	2,523	499
Total liabilities	329,568	300,639

SHAREHOLDERS’ EQUITY
Share capital (note 21)	492,306	422,145
Reserves	24,724	26,094
Retained earnings	208,740	187,187
Total shareholders’ equity	725,770	635,426

Total liabilities and shareholders’ equity	$1,055,338	$936,065

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson

Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Consolidated Statements of Cashflows

(Presented in thousands of US dollars)

	Years ended December 31,
	2020	2019
		(Restated- note 4 (t)ii)
OPERATING ACTIVITIES
Net income for the year	$21,553	$23,796
Items not involving cash
Depletion and depreciation	45,408	46,352
Accretion expense	751	590
Income taxes	37,401	20,175
Interest expense (income), net	662	(566)
Share based payments expense, net of cash settlements	12,284	4,567
Share of loss from associates	76	225
Unrealized foreign exchange loss	1,400	169
Unrealized foreign exchange loss, Lindero construction (note 6)	13,256	11,465
Investment gains	(3,306)	(11,024)
Unrealized loss on derivatives	178	2,646
Write-downs and other	1,599	5,517
	131,262	103,912
Trade and other receivables	10,258	(14,309)
Prepaid expenses	161	1,621
Inventories	(25,659)	(3,889)
Trade and other payables	6,122	3,021
Closure and rehabilitation payments	(341)	(352)
Cash provided by operating activities	121,803	90,004
Income taxes paid	(28,186)	(31,521)
Interest paid	(547)	(824)
Interest received	315	2,493
Net cash provided by operating activities	93,385	60,152
INVESTING ACTIVITIES
Proceeds from short-term investments	-	72,151
Additions to mineral properties, plant and equipment	(24,116)	(28,473)
Expenditures on Lindero construction	(80,782)	(186,800)
Capitalized interest on Lindero construction	(9,431)	(6,005)
Contractor advances on Lindero construction and other expenditures	(4,729)	(19,743)
Advances applied to Lindero construction and other expenditures	15,450	50,650
Purchases of investments	(7,269)	(45,145)
Proceeds from sale of investments	10,575	56,169
Proceeds from sale of assets	72	229
Additions to long-term receivables	(13,419)	(35,394)
Cash used in investing activities	(113,649)	(142,361)

FINANCING ACTIVITIES
Transaction costs on convertible debentures (note 17(b))	-	(2,490)
Proceeds from credit facility (note 17(a))	65,000	40,000
Repayment of credit facility (note 17(a))	(55,000)	-
Proceeds from convertible debentures (note 17(b))	-	46,000
Proceeds from issuance of common shares	70,011	-
Share issuance costs	(3,358)	-
Payments of lease obligations	(7,747)	(8,385)
Cash provided by financing activities	68,906	75,125
Effect of exchange rate changes on cash and cash equivalents	(148)	(15)
Increase (decrease) in cash and cash equivalents during the year	48,494	(7,099)
Cash and cash equivalents, beginning of the year	83,404	90,503
Cash and cash equivalents, end of the year	$131,898	$83,404

Cash and cash equivalents consist of:
Cash	$52,130	$30,984
Cash equivalents	79,768	52,420
Cash and cash equivalents	$131,898	$83,404

The accompanying notes are an integral part of these financial statements

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Fortuna Silver Mines Inc.

Consolidated Statements of Changes in Equity

(Presented in thousands of US dollars, except for number of shares)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Equity component of convertible debentures	Foreign Currency reserve	Retained earnings	Total equity
Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$-	$1,115	$163,391	$602,804
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	23,796	23,796
Other comprehensive loss for the year	-	-	-	(665)	-	-	-	-	(665)
Total comprehensive income for the year	-	-	-	(665)	-	-	-	23,796	23,131

Transactions with owners of the Company
Shares issued on vesting of share units	351,958	1,678	(1,678)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	4,666	-	-	-	-	-	4,666
Equity portion of convertible debentures, net of tax (note 17 (b))	-	-	-	-	-	4,825	-	-	4,825
	351,958	1,678	2,988	-	-	4,825	-	-	9,491

Balance at December 31, 2019	160,291,553	$422,145	$20,870	$(674)	$(42)	$4,825	$1,115	$187,187	$635,426
Total comprehensive income for the year
Net income for the year	-	-	-	-	-	-	-	21,553	21,553
Other comprehensive loss for the year	-	-	-	(204)	(382)	-	-	-	(586)
Total comprehensive income for the year	-	-	-	(204)	(382)	-	-	21,553	20,967

Transactions with owners of the Company
Issuance of common shares	23,000,000	69,000	-	-	-	-	-	-	69,000
Share issuance costs	-	(3,358)	-	-	-	-	-	-	(3,358)
Exercise of stock options	211,626	1,438	(427)	-	-	-	-	-	1,011
Shares issued on vesting of share units	692,548	3,081	(3,081)	-	-	-	-	-	-
Share-based payments (note 20)	-	-	2,724	-	-	-	-	-	2,724
	23,904,174	70,161	(784)	-	-	-	-	-	69,377

Balance at December 31, 2020	184,195,727	$492,306	$20,086	$(878)	$(424)	$4,825	$1,115	$208,740	$725,770

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

1.	Nature of Operations

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru, the San Jose silver and gold mine (“San Jose”) in southern Mexico, and construction of the open pit gold heap leach mine at its Lindero property (the “Lindero Mine”) in northern Argentina is substantially complete with commissioning in progress.

The Company’s common shares are listed on the New York Stock Exchange under the trading symbol FSM, on the Toronto Stock Exchange under the trading symbol FVI, and on the Frankfurt Stock Exchange under the trading symbol F4S.F.

The Company’s registered office is located at Suite 650 - 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	COVID-19 Uncertainties and Liquidity Risk

COVID-19 Uncertainties

On March 11, 2020, the World Health Organisation declared COVID-19 as a pandemic. In response to the pandemic, the Governments of Mexico, Peru and Argentina implemented measures to curb the spread of COVID-19, which measures included among others, the closure of international borders, the temporary suspension of all non-essential business, including mining, and the declaration of mandatory quarantine periods. To comply with these measures, the Company temporarily suspended mining operations at the San Jose and Caylloma mines and halted construction activities at the Lindero Mine during the second quarter of 2020. The San Jose Mine was placed on care and maintenance for a total of 54 days, while processing activities continued to operate at the Caylloma Mine with a reduced task force drawing from its ore stockpile and mining subsequently restarted with a reduced taskforce. Mining and construction activities at the Lindero Mine resumed in May 2020 with strict adherence to health and safety protocols established to mitigate the risk of spreading the COVID-19 virus.

On July 6, 2020, the Company voluntarily suspended operations at the Caylloma Mine for 21 days to sanitize and disinfect the mine and make infrastructure improvements to accommodate social distancing guidelines. Mining and ore processing operations at the mine resumed on July 27, 2020. Each site is operating in accordance with local government containment measures and the Company’s health and safety protocols.

The Company has not experienced any significant disruption to product shipments since the onset of the COVID-19 pandemic. The Company has also increased its supply of consumables inventory to avoid any supply chain disruption and is working to manage the logistical challenges presented by the closure of trade borders.  Border restrictions, if ongoing, could result in supply chain delays, impact the movement of our mine workforce and disrupt production of our saleable products.

On June 4, 2020, the Company completed an amendment to the financial covenants under its Credit Facilities in response to the uncertainty related to COVID-19. The total debt to EBITDA ratio has been removed and replaced with Net Debt to EBITDA, Net Senior Secured Debt to EBITDA, and EBITDA to Interest Expense ratios. The Company was in compliance with the financial covenants as at December 31, 2020 (note 17 a)).

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk by the preparation of internally generated cash flow forecasts. These short-term cash flow forecasts consider the estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. Sensitivity analyses are also performed, including the impact of volatility in estimated commodity prices.

On December 31, 2020, $30,000 of the $110,000 revolving credit facility matured and was not renewed (note 17(a)). The remaining $80,000 under the revolving credit facility was fully drawn as at December 31, 2020. The Company had $131,898 of liquidity comprised of cash and cash equivalents as at December 31, 2020.

The Company believes that its cash and cash equivalents and credit facility will provide sufficient liquidity to meet the Company’s minimum obligations for the next 12 months from December 31, 2020.

3.	Basis of Presentation

Statement of Compliance

These consolidated financial statements (“financial statements”) have been prepared by management of the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) effective as of December 31, 2020.

On March 9, 2021, the Company’s Board of Directors approved these financial statements for issuance.

Presentation and Functional Currency

These financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Certain comparative figures have been reclassified to conform to the presentation adopted for the year ended December 31, 2020.

Basis of Measurement

These financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 30) at the end of each reporting period.

4.	Significant Accounting Policies

The Company has consistently applied the following accounting policies to all periods presented in these financial statements.

(a)	Basis of Consolidation

These financial statements include the accounts of the Company. All significant intercompany transactions, balances, revenues, and expenses have been eliminated upon consolidation.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition or control and up to the effective date of disposition or loss of control. Control is achieved when the Company has power over the investee, is exposed to or has rights to variable returns from its involvement with an investee, and had the ability to affect those returns through its power over the investee.

Fortuna Silver Mines Inc. is the ultimate parent entity of the group. At December 31, 2020, the principal subsidiaries of the Company, their geographic locations, and the ownership interests held by the Company, were as follows:

Name	Location	Ownership	Principal Activity
Minera Bateas S.A.C. (“Bateas”)	Peru	100%	Caylloma Mine
Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”)	Mexico	100%	San Jose Mine
Mansfield Minera S.A. (“Mansfield”)	Argentina	100%	Lindero Mine

(b)	Foreign Currency Translation

Transactions in foreign currencies are initially recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange at each financial position date. Foreign exchange gains or losses on translation to the functional currency of an entity are recorded in profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction.

(c)	Cash, Cash Equivalents and Short-Term Investments

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments with maturities from the date of acquisition of 90 days or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value. Short-term investments consist of term deposits with original maturities in excess of three months but less than twelve months. Cash, cash equivalents and short-term investments are designated as amortized cost.

(d)	Inventories

Inventories include mineral concentrates, doré, leach pad, gold in-circuit, stockpiled ore, materials and supplies, and are valued at the lower of average production cost and estimated net realizable value. Production costs allocated to metal inventories include direct mining costs, direct labor and material costs, mine site overhead, depletion and amortization. Stockpiled ore that is not expected to be processed within the next twelve months is classified as non-current. Costs allocated to materials and supplies are based on weighted average costs and include all costs of purchase and other costs in bringing these inventories to their existing location and condition.

In the heap leaching process, ore is stacked on the leach pad and treated with a chemical solution that dissolves the gold contained within the ore. The resulting pregnant solution is further processed in a plant where the gold is recovered. The cost of leach pad inventory is based on cost of mining, crushing and leaching, including applicable depletion and amortization, and is removed as ounces of gold are recovered at the weighted average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold in the leach pad are calculated based on the quantities of ore placed on the leach pad (measured tonnes added to the leach pad), the estimated grade of ore placed on the leach pad (based on assay data), and an estimated recovery percentage (based on estimated recovery assumptions from metallurgical testing). The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, estimates are refined based on actual results and engineering studies over a period of time. The final recovery of gold from leach pad will not be known until the leaching process is concluded at the end of the mine life.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

If the carrying value exceeds the net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused the write-down no longer exist, to the extent that the related inventory has not been sold. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

(e)	Investment in Associates

Associates are those entities in which the Company has significant influence, but not control or joint control, over the entity’s financial and operating policies. Interests in associates are accounted for using the equity method. They are initially recognized at cost, which includes transaction costs. Subsequent to initial recognition, the consolidated financial statements include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which significant influence ceases.

An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the environment in which the associate operates or there is a significant or prolonged decline in the fair value of the investment below its carrying amount. When there is objective evidence that an investment is impaired, a quantitative impairment test is performed and a loss is recorded if the recoverable amount is lower than the carrying amount. Impairment losses are reversed if the recoverable amount subsequently exceeds the carrying amount.

(f)	Exploration and Evaluation Assets

Exploration expenditures on properties for which the Company does not have title or rights to are expensed when incurred. Significant payments related to the acquisition of land and mineral rights and the costs to conduct a preliminary evaluation to determine that the property has potential to develop an economic ore body are capitalized as incurred. The time between initial acquisition and a full evaluation of a property’s potential is dependent on many factors including, but not limited to, location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices.

The Company capitalizes the cost of acquiring, maintaining its interest and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value.

If a mineable ore body is discovered, exploration and evaluation costs are reclassified to mining properties. The Company uses the following criteria in its assessment:

•	the property has mineral reserves as referred to in Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and
•	when legal, permitting and social matters have been resolved sufficiently to allow mining of the ore body.

Exploration and evaluation assets are tested for impairment when an indicator of impairment is identified and upon reclassification to mining properties.

If no mineable ore body is discovered, all previously capitalized costs are expensed in the period in which it is determined the property has no economic value.

Proceeds received from the sale of interests in exploration and evaluation assets are credited to the carrying value of the mineral properties, plant and equipment. Exploration costs that do not relate to any specific property are expensed as incurred.

Page | 9

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(g) Mineral Properties, Plant and Equipment

i. Operational Mining Properties and Mine Development

For operating mines, all mineral property expenditures are capitalized and amortized based on a unit-of-production method considering the expected production to be obtained over the life of the mineral property. The expected production includes proven and probable reserves and for the San Jose and Caylloma mines the portion of inferred resources expected to be extracted economically as part of the production cost.

Capitalized costs of producing properties are amortized on a unit-of-production basis over proven and probable reserves and the portion of inferred resources where it is considered highly probable that those resources are expected to be extracted economically.

The expected production to be obtained over the life of the mineral property is based on our life-of-mine production plans which for San Jose and Caylloma include a portion of inferred resources, and therefore differ from the life-of-mine plans we publish as part of our NI 43-101 compliant technical reports which are based on reserves only. The decision to use inferred resources, and the portion of inferred resources to be included varies for each operation and is based on the geological characteristics of the ore body, the quality and predictability of inferred resources, and the conversion of inferred resources into measured and indicated (“M&I”) that we have historically achieved in the past.

Many factors are taken into account during resource classification including; the quality of drilling and sampling, drill/sample spacing, sample preparation and analysis, geological logging and modelling, database construction, geological interpretation and modelling, statistical/geostatistical analysis, interpolation method, local estimation, engineering studies, economic parameters, and reconciliation with actual results.

Once the integrity of the data has been established, two important considerations around classification of resources are geologic continuity and possible variation of thickness and grade between samples. For our inferred resources at San Jose and Caylloma we are able to achieve a significant level of confidence on the existence of mineable material as geological continuity has been established by consistent drill hole intercepts both along strike and down-dip which provides us with reasonable confidence in the location of the structures. The vast majority of the inferred resources are interpolated, estimated between existing drill hole intercepts, as opposed to extrapolated where the grades are estimated beyond the furthest sample point, adding to our confidence in the geologic continuity of the veins. Furthermore, San Jose and Caylloma are not structurally complex deposits where faulting has disrupted geologic continuity.

With regards to the variation of thickness and grade between samples, we use statistical means to calculate the probability that tonnage and grade content falls within a certain accuracy over a given timeframe. If the potential variation is estimated to be within ± 25% at 90 percent confidence globally, we classify it as an inferred resource. This is equivalent to stating that we have 95 percent confidence that greater than 75% of the inferred tonnes, grade, and metal content will ultimately be recovered by the mine and hence that the same percentage or higher will be converted from an inferred resource to an indicated resource through infill drilling as per our policy of upgrading prior to production.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

As part of our process to include inferred resources into our life-of-mine production plans, we apply an economic cut-off to identify only the material that can be considered profitable to mine within our mine designs, and at this time we apply a conversion or “risk” factor to the mining blocks comprised of inferred resources that we include in such mine production plans. This conversion factor is based on the predictability of conversion derived from statistical estimates of confidence as described above and the support from historic conversion rates of inferred resources into M&I at each of our mines. The conversion factors used in our 2020 and 2019 life-of-mine plans were 90% at San Jose and 80% at Caylloma.

The percentage of inferred resources included as a component of the total mineable inventory (reserve + resource) considered in the 2020 life-of-mine evaluation for each operation as of December 31, 2020, was San Jose 35% (2019: 29%); Caylloma 52% (2019: 45%).

The Company reviews the conversion factors including past experience in assessing the future expected conversion of inferred resources to be used in the life-of-mine plans for inclusion of inferred resources once a year in light of new geologic information and conversion data and when events or circumstances indicate that a review should be made. The Company continually monitors expected conversion and any changes in estimates that arise from this review are accounted for prospectively.

Significant estimation is involved in determining resources and in determining the percentage of resources ultimately expected to be converted to reserves, which we determine based on careful consideration of both internal and external technical and economic data. Estimation of future conversion of resources is inherently uncertain and involves significant judgment and actual outcomes may vary from these judgments and estimates and such outcomes may have a material impact on the results. Revisions to these estimates are accounted for in the period in which the change in the estimate arises.

Costs of abandoned properties are written-off.

- Net Proceeds received during the testing phase

During the fourth quarter of 2020, the Company has early adopted the amendment of IAS-16 - Property, Plant and Equipment - Proceeds before Intended Use. These amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from applying the previous guidance of deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items are now recognized in profit or loss. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative effect on equity on adoption (note 4 (t)ii)).

Prior to this adoption, the Company, deducted the net proceeds from selling metals produced while bringing the asset to the condition necessary for it to be capable of operating in the manner intended by management (“commercial production”) from the capital costs of development of a mine

Depletion commences once the mineral property, plant and equipment is capable of operating in the manner intended by management. Any costs incurred after the commencement of commercial production are capitalized to the extent they give rise to a future economic benefit.

Page | 11

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

ii. Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and impairments. Costs directly related to construction projects are capitalized to work in progress until the asset is available for use in the manner intended by management. Assets, other than capital works in progress, are depreciated to their residual values over their estimated useful lives as follows:

Land and buildings
Land	Not depreciated
Mineral properties	Units of production	Declining balance
Buildings, located at the mine	Units of production	Declining balance
Buildings, others (1)	6-10 years	Straight line
Leasehold improvements (1)	4-8 years	Straight line
Plant and equipment
Machinery and equipment (1)	3-12 years	Straight line
Furniture and other equipment (1)	2-12 years	Straight line
Transport units	4-5 years	Straight line
Capital work in progress	Not depreciated

(1)	The lesser of useful life or life of mine.

Equipment under finance lease is initially recorded at the present value of minimum lease payments at the inception of the lease and depreciated over the shorter of the lease term or useful life.

Spare parts and components included in machinery and equipment are depreciated over the shorter of the useful life of the component or the related machinery and equipment.

Borrowing costs attributed to the construction of qualifying assets are capitalized to mineral properties, plant and equipment, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

The sales proceeds and associated production costs incurred during commissioning of qualifying assets under capital works in progress are recognized in profit or loss.

On an annual basis, the depreciation method, useful economic life, and residual value of each component asset is reviewed with any changes recognized prospectively over its remaining useful economic life.

iii. Stripping cost

Pre-production stripping costs are generally capitalized and amortized over the production life of the mine using the unit-of-production method.

Stripping costs incurred during the production stage are incurred in order to produce inventory or to improve access to ore which will be mined in the future. Where the costs are incurred to produce inventory, the production stripping costs are accounted for as a cost of producing those inventories. Where the costs are incurred to improve access to ore which will be mined in the future, the costs are deferred and capitalized to the statement of financial position as a stripping activity asset (included in mining interest) if the following criteria are met:

•	improved access to the ore body is probable;
•	the component of the ore body can be accurately identified; and
•	the costs relating to the stripping activity associated with the component can be reliably measured.

If these criteria are not met, the costs are expensed in the period in which they are incurred.

Page | 12

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

The stripping activity asset is subsequently depleted using the units-of-production depletion method over the life of the identified component of the ore body to which access has been improved as a result of the stripping activity.

(h) Asset Impairment

At the end of each reporting period, the Company assesses for impairment indicators and if there are such indicators, then the Company performs a test of impairment.

For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash inflows or cash generating units. These are typically individual mines or development projects. Brownfields exploration projects, located close to existing mine infrastructure, are assessed for impairment as part of the associated mine cash generating unit.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost of disposal (“FVLCD”) and value in use.

When the recoverable amount is assessed using pre-tax discounted cash flow techniques, the resulting estimates are based on detailed mine and/or production plans. For value in use, recent cost levels are considered, together with expected changes in costs compatible with the current condition of the business. The cash flow forecasts are based on best estimates of the expected future revenues and costs, including the future cash costs of production, sustaining capital expenditures, and reclamation and closure costs.

Where a FVLCD model is used, the cash flow forecast includes net cash flows expected to be realized from extraction, processing, and sale of mineral resources that do not currently qualify for inclusion in proven or probable reserves and the portion of resources expected to be extracted economically.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized into earnings immediately.

(i) Borrowing Costs

Interest and other financing costs incurred that are attributable to acquiring and developing exploration and development stage mining properties and constructing new facilities (“qualifying assets”), are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are capable of operating in the manner intended by management.

The capitalization of borrowing costs incurred commences on the date when the following three conditions are met:

•	expenditures for the qualifying asset are being incurred;
•	borrowing costs are being incurred; and,
•	activities that are necessary to prepare the qualifying asset for its intended use are being undertaken.

Borrowing costs incurred after the qualifying assets are substantially complete are expensed.

Transaction costs, including legal, upfront commitment fees and other costs of issuance, associated with debt are recorded against the debt and are amortized over the term of the credit facility using the effective interest rate method.

All other borrowing costs are expensed in the period in which they are incurred.

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(j) Assets Held for Sale

A non-current asset is classified as held for sale when it meets the following criteria:

•	The non-current asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; and,
•	the sale of the non-current asset is highly probable. For the sale to be highly probable:
○	the appropriate level of management must be committed to a plan to sell the asset;
○	an active program to locate a buyer and complete the plan must have been initiated;
○	the non-current asset or disposal group must be actively marketed for sale at a price that is reasonable in relation to its current fair value;
○	the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale (with certain exceptions); and
○	actions required to complete the plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

Assets held for sale are not depreciated and are recorded at the lower of their carrying amount and fair value less costs to sell.

(k) Income Taxes

Income tax expense consists of current and deferred tax expense.

Current tax expense is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at period end adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits, and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis (“temporary differences”). Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized, or the liability is settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

The following temporary differences do not result in deferred tax assets or liabilities:

•	the initial recognition of assets or liabilities, not arising in a business combination, that does not affect accounting or taxable income;

•	goodwill; and
•	investments in subsidiaries, associates and jointly controlled entities where the timing of reversal of the temporary differences can be controlled and reversal in the foreseeable future is not probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(l) Provisions

i. Closure and Reclamation Provisions

Future obligations to retire an asset, including dismantling, remediation and ongoing treatment and monitoring of the site related to normal operation are initially recognized and recorded as a liability based on estimated future cash flows discounted at the risk-free rate.

The closure and reclamation provision (“CRP”) is adjusted at each reporting period for changes to the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free discount rate.

The liability is accreted to full value over time through periodic charges to profit or loss.

The amount of the CRP initially recognized is capitalized as part of the related asset’s carrying value and amortized to profit or loss. The method of amortization follows that of the underlying asset. The costs related to a CRP are only capitalized to the extent that the amount meets the definition of an asset and can bring about future economic benefit. For a closed site or where the asset which generated a CRP no longer exists, there is no longer a future benefit related to the costs and as such, the amounts are expensed. Revisions in estimates or new disturbances result in an adjustment to the CRP with an offsetting adjustment to the asset, unless there is no future benefit, in which case they are expensed.

ii. Environmental Disturbance Restoration Provisions

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions (“EDRP”). The costs associated with an EDRP are accrued and charged to earnings in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to an EDRP due to changes in estimates are also charged to earnings in the period of adjustment. These costs are not capitalized as part of the long-lived asset’s carrying value.

iii. Other Provisions

Provisions are recognized when a present legal or constructive obligation exists as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. Where the effect of the time value of money is material the provision is discounted using an appropriate current market based pre-tax discount rate.

(m) Common Share Capital

Shares are classified as equity. Costs directly attributable to the issuance of common shares are shown in equity as a deduction from the proceeds.

(n) Share-Based Payments

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions were not satisfied, the expense previously recognized is reversed in the period the forfeiture occurs.

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

Share-based payment expenses relating to cash-settled awards, including deferred and restricted share units are accrued and expensed over the vesting period based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted at each reporting period for any changes in the underlying share price.

Equity settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Company obtains the goods or the counter party renders the services.

i. Stock Option Plan

The Company applies the fair value method of accounting for all stock option awards. Under this method, the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the graded vesting period of the options.

ii. Deferred Share Unit Plan

Deferred share units (“DSU”) are typically granted to non-executive directors of the Company. They are payable in cash upon resignation, retirement, removal, failure to achieve re-election, or upon a change of control of the Company. The DSU compensation liability is accounted for based on the number of DSUs outstanding and the quoted market value of the Company’s common shares at the financial position date. The year-over-year change in the DSU compensation liability is recognized in profit or loss.

iii. Share Unit Plans

The Company’s amended and restated share unit plan (the “SU Plan”) covers all restricted share units (“RSUs”) and performance share units (“PSUs”) granted by the Company on and after March 1, 2015.

- Restricted Share Units

The Company’s RSUs are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

For cash settled RSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares and the vesting of each RSU grant, with a corresponding amount recorded in other liabilities.

For equity-settled RSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant, and the fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

- Performance Share Units

The Company’s PSUs are performance-based awards for the achievement of specified performance metrics by specified deadlines and are settled in either cash or equity, as determined by the Company’s Board of Directors at the grant date and typically vest over three years.

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

For cash settled PSUs, the share-based payment expense is adjusted at each reporting period to reflect any change in the quoted market price of the Company’s common shares, the vesting of each PSU grant and the expected performance factors with a corresponding amount recorded in other liabilities.

For equity-settled PSUs, the fair value is determined based on the quoted market price of the Company’s common shares at the date of grant and the number of PSUs expected to vest based on the performance factors. The fair value is recognized as a share-based payment expense over the vesting period with a corresponding amount recorded in equity reserves.

(o) Related Party Transactions

Parties are related if one party has the ability directly, or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities, and include key management personnel of the Company. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

(p) Earnings per Share

Basic earnings per share (“EPS”) is computed by dividing the net income for the year by the weighted average number of common shares outstanding during the year.

The diluted earnings per share calculation is based on the weighted average number of common shares outstanding during the year, adjusted for the effects of dilutive common share equivalents. This method requires that the dilutive effect of outstanding options and equity settled units issued should be calculated using the treasury stock method. This method assumes that all common share equivalents have been exercised at the beginning of the year (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the year, but only if dilutive.

Dilution from convertible debentures is calculated using the if-converted method, based on the number of shares to be issued upon conversion of the convertible debentures, with a corresponding adjustment to net income for the after-tax interest expense related to the convertible debentures.

(q) Financial Instruments

i Classification and measurement of financial assets and financial liabilities

Financial assets are measured as either: amortized cost; fair value through other comprehensive income (FVOCI) or fair value through profit or loss (FVTPL). All non-derivative financial liabilities are measured at amortized cost. The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated, and instead the hybrid financial instrument is assessed for classification.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (OCI). This election is made on an investment-by-investment basis. All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.

Components of compound financial instruments are separately classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. The financial liability is initially recognized at fair value, net of an allocation of issuance costs, and is subsequently measured at amortized cost. The equity component is initially measured based on the residual amount, net of an allocation of issuance costs, and is not subsequently remeasured.

Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, or cancellation of our own equity instruments. No gain or loss is recognized on the issue of our own equity instruments, unless the equity is issued to settle a liability.

Financial Liabilities at Amortized Cost – Financial liabilities are measured at amortized cost using the effective interest method, unless they are required to be measured at fair value through profit or loss (“FVTPL”), or the Company has opted to measure them at FVTPL. Debt and accounts payable and accrued liabilities are recognized initially at fair value, net of any transaction costs incurred, and subsequently at amortized cost using the effective interest method.

The following accounting policies apply to the subsequent measurement of financial assets:

•	Financial assets at FVTPL - These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
•	Financial assets at amortized cost - These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.
•	Equity investments at FVOCI - These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Gains or losses recognized on the sale of the equity investment are recognized in OCI and are never reclassified to profit or loss.

ii Impairment of Financial Assets

An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments.

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

For the Company’s trade receivables, it determines the lifetime expected losses for all of its trade receivables. The expected lifetime credit loss provision for the Company’s trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required.

iii Hedge Accounting

The Company has established a strategy, in accordance with its current risk management policies, to use interest rate swaps to hedge against the variability in cash flows arising from changes in USD LIBOR based floating interest rate borrowing relating to its credit facility.

Management qualitatively assess that the changes in value of the hedging instrument and the hedged item will move in opposite directions and will be perfectly offset. As both counterparties to the derivative are investment grade, the effect of credit risk is considered as neither material nor dominant in the economic relationship. The portion of the gain or loss on the hedging instrument that is determined to be effective will be recognized directly in other comprehensive income while the amount that is determined to be ineffective, if any, will be recorded in the profit or loss during the life of the hedging relationship.

(r) Revenue Recognition

The Company earns revenue from contracts with customers related to its concentrate and doré sales. Revenue from contracts with customers is recognized when a customer obtains control of the concentrate or the doré and the Company satisfies its performance obligation. The Company considers the terms of the contract in determining the transaction price, which is the amount the entity expects to be entitled to in exchange for the transferring of the concentrates. The transaction price of a contract is allocated to each performance obligation based on its stand-alone selling price.

The Company satisfies its performance obligations for its concentrate sales based upon specified contract terms which are generally upon delivery to the customer at a specified warehouse or upon loading of the concentrate onto a vessel. The Company typically receives payment within one to four weeks of delivery.

Doré sales are recognized when the Company satisfies its performance obligation and control is transferred to the customer upon payment. Final weights and assays are adjusted on final settlement which is approximately one month after delivery.

Revenue from concentrate sales is recorded based upon forward market price of the expected final sales price date. IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) does not consider provisional price adjustments associated with concentrate sales to be revenue from contracts with customers as they arise from changes in market pricing for silver, gold, lead and zinc between the delivery date and settlement date. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 23 of these financial statements.

(s) Segment Reporting

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer, as chief operating decision maker, considers the business from a geographic perspective considering the performance of the Company’s business units.

A geographical segment is a distinguishable component of the entity that is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different than those of segments operating in other economic environments.

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

The business operations comprise the mining and processing of silver-lead, zinc, and silver-gold and the sale of these products.

(t) Adoption of New Accounting Standards, Interpretation or Amendments

i. IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures (first phase Amendments)

In September 2019, the IASB issued first phase amendments IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Hedging and IFRS 7 Financial Instrument Disclosures to address the financial reporting impact of the reform on interest rate benchmarks, such as the discontinuance of the interbank offered rates. The first phase amendment is focused on the impact to hedge accounting requirements.

The Company adopted the first phase amendment effective January 1, 2020 and there was no material impact on its consolidated financial statements. The Company will continue to assess the effect of amendments related to the interest rate benchmark reform on its consolidated financial statements.

ii. Amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use. These amendments clarify the accounting for the net proceeds from selling any items produced while bringing an item of property, plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management. The amendments prohibit entities from deducting amounts received from selling items produced from the cost of property, plant and equipment while the Company is preparing the asset for its intended use. Instead, sales proceeds and the cost of producing these items will be recognized in profit or loss. The amendments are effective for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted.

The Company elected to early adopt the amendments to IAS 16, Property, Plant and Equipment - Proceeds before Intended Use (“IAS 16 amendment”) in 2020, accordingly, the information presented for 2019 has been restated. On initial application, the Company transferred $498 from capital work in progress to materials and supplies inventories and $2,355 from capital work in progress to long term ore stock piles on the balance sheet. On the consolidated cash-flow statement, the Company transferred $2,853 from expenditures on Lindero Construction reported within investing activities to inventories reported under changes in non-cash working capital within operating activities.

The following tables show the changes to the consolidated balance sheet and the consolidated statements of cash flows as at and for the year ended December 31, 2019, upon adoption of the IAS 16 amendment:

Consolidated Balance Sheet
	As reported	IAS 16 amendment	Restated
Current assets
Inventories (note 7)	$14,471	$498	$14,969

Non-Current assets
Plant and equipment (note 10)	$378,509	$(2,853)	$375,656
Other assets (note 12)	$38,389	$2,355	$40,744

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

Consolidated Statement of Cash Flow
	As reported	IAS 16 amendment	Restated
Changes in no cash working capital:
Inventories	$(1,036)	$(2,853)	$(3,889)
Net cash provided by operating activities	$63,005	$(2,853)	$60,152

Investing Activities
Expenditures on Lindero construction	$(189,653)	$2,853	$(186,800)
Cash used in investing activities	$(145,214)	$2,853	$(142,361)

As a result of the Company electing to adopt IAS 16 amendment, the Company recognized $20,297 of gold sales and $10,073 of related cost of sales on its income statement while the Company is preparing the Lindero Mine for its intended use (December 31, 2019 - $nil and $nil, respectively) (note 29).

The following amended standards and interpretations were applied for the first time in 2020, but did not have a significant impact on the Company’s consolidated financial statements:

•	Amendments to References to Conceptual Framework in IFRS Standards.

•	Definition of a Business (Amendments to IFRS 3).
•	Definition of Material (Amendments to IAS 1 and IAS 8)

(u) New Accounting Standards Issued but not yet Effective

A number of new standards are effective for annual periods beginning after January 1, 2021 and earlier application is permitted; however, except for the Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16) the Company has not early adopted other new or amended standards in preparing these financial statements.

The following amended standards and interpretations are not expected to have a significant impact on the Company’s consolidated financial statements:

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16);
•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) ; and
•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1).

5.	Use of Estimates, Assumptions and Judgements

The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets and liabilities at the period end date and reported amounts of expenses during the reporting period. Such judgements and estimates are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such judgements and estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. These judgements and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these consolidated financial statements for the year ended December 31, 2020, the Company applied the critical estimates, assumptions and judgements as disclosed below.

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(a) Critical Accounting Estimates and Assumptions

Areas where critical accounting estimates and assumptions have the most significant effect on the amounts recognized in the consolidated financial statements include:

i. Mineral Reserves and Resources and the Life of Mine Plan

We estimate our mineral reserves and mineral resources in accordance with the requirements of NI 43-101. Estimates of the quantities of the mineral reserves and mineral resources form the basis for our life of mine plans, which are used for the calculation of depletion expense under the units of production method, impairment tests, and forecasting the timing of the payments related to the environmental reclamation provision.

Significant estimation is involved in determining the reserves and resources included within our life of mine plans. Changes in forecast prices of commodities, exchange rates, production costs or recovery rates may result in our life of mine plan being revised and such changes could impact depletion rates, asset carrying values and our environmental reclamation provision. As at December 31, 2020 we have used the following long-term prices for our reserve and resource estimations: gold $1,600/oz, silver $21/oz, lead $2,000/t and zinc $2,270/t.

In addition to the estimates above, estimation is involved in determining the percentage of resources ultimately expected to be converted to reserves and hence included in our life of mine plans. Our life of mine plans include a portion of inferred resources as we believe this provides a better estimate of the expected life of mine for certain types of deposits, in particular for vein type structures. The percentage of inferred resources out of the total tonnage included in the life of mine plans is based on site specific geological, technical, and economic considerations. Estimation of future conversion of resources is inherently uncertain and involves judgement, and actual outcomes may vary from these judgements and estimates and such changes could have a material impact on the financial results. Some of the key assumptions in the estimation process include geological continuity, stationarity in the grades within defined domains, reasonable geotechnical and metallurgical conditions, treatment of outlier (extreme) values, cut-off grade determination and the establishment of geostatistical and search parameters. Revisions to these estimates are accounted for prospectively in the period in which the change in estimate arises. See note 3(g)(i) of these financial statements.

ii. Valuation of Mineral Properties and Exploration Properties

The Company carries its mineral properties at cost less accumulated depletion and any accumulated provision for impairment. The costs of each property and related capitalized expenditures are depleted over the economic life of the property on a units-of-production basis. When a property is abandoned or when there is an impairment, costs are charged to profit or loss.

The Company undertakes a review of the carrying values of mining properties and related expenditures whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. Where previous impairment has been recorded, the Company analyzes any impairment reversal indicators. An impairment loss is recognized when the carrying value of those assets is not recoverable.

In undertaking this review, management of the Company is required to make significant estimates of, amongst other things, future production and sales volumes, metal prices, foreign exchange rates, mineral resource and reserve quantities, future operating and capital costs to the end of the mine’s life, and reclamation costs. These estimates are subject to various risks and uncertainties which may ultimately have an effect on the expected recoverability of the carrying values of the mining properties and related expenditures.

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

The Company, from time to time, acquires exploration and development properties. When properties are acquired, the Company must determine the fair value attributable to each of the properties. When the Company conducts exploration on a mineral property and the results from the exploration do not support the carrying value, the property is written down to its new fair value which could have a material effect on the consolidated statement of financial position and the consolidated income statement.

iii. Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to mineral reserves that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the proportion of stripping activity which relates to extracting ore in the current period versus the proportion which relates to obtaining access to ore reserves which will be mined in the future.

iv. Inventory

Estimates of recoverable gold on the leach pad are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pad), the grade of ore placed on the leach pad (based on assay data) and a recovery percentage.

v. Reclamation and Other Closure Provisions

The Company has obligations for reclamation and other closure activities related to its mining properties. The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the requirements that will be carried out to meet the obligations.

Because the obligations are dependent on the laws and regulations of the countries in which the mines operate, the requirements could change as a result of amendments in the laws and regulations relating to environmental protection and other legislation affecting resource companies. As the estimate of the obligations is based on future expectations, a number of estimates and assumptions are made by management in the determination of closure provisions.

vi. Revenue from metal in concentrate

The Company’s sales of metal in concentrates allow for price adjustments based on the market price at the end of the relevant quotational period (“QP”) stipulated in the contract. These are referred to as provisional pricing arrangements and are such that the selling price for metal in concentrate is based on the prevailing spot price on a specified future date. At each balance sheet date, the Company estimates the value of the trade receivable using forward metal prices.

Adjustments to the sale price occurs based on movements in quoted market prices up to the end of the QP. The period between provisional invoicing and the end of the QP is generally between one and three months. Any future changes over the QP are embedded within the provisionally priced trade receivables and are, therefore, within the scope of IFRS 9 and not within the scope of IFRS 15. As such, the provisional price adjustments are accounted for as derivatives and presented separately in Note 23 of these financial statements.

vii. Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company with assistance from its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions.

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

A liability is recognized in the consolidated financial statements when the outcome of the legal proceedings is probable and the estimated settlement amount can be estimated reliably. Contingent assets are not recognized in the consolidated financial statements until virtually certain.

(b) Critical Accounting Judgements in Applying the Entity’s Accounting Policies

Judgements that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

i. Income Taxes

Deferred tax assets and liabilities are determined based on differences between the financial statement carrying values of assets and liabilities and their respective income tax bases and losses carried forward. The determination of the ability of the Company to utilize tax loss carryforwards to offset deferred tax liabilities requires management to exercise judgement and make certain assumptions about the future performance of the Company.

Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilization of the losses.

ii. Assessment of Impairment and Reversal of Impairment Indicators

Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for an asset or a group of assets which could result in a testing for impairment. Internal and external factors such as significant changes in the use of the asset, commodity prices, life of mines, tax laws or regulations in the countries that our mines operate in and interest rates are used by management in determining whether there are any indicators of impairment or reversal of previous impairments.

iii. Functional Currency

The functional currency for the Company and its subsidiaries is the currency of the primary economic environment in which each operates. The Company has determined that its functional currency and that of its subsidiaries is the U.S. dollar. The determination of functional currency may require certain judgements to determine the primary economic environment. The Company reconsiders the functional currency used when there is a change in the events and conditions which determined the primary economic environment.

iv. Leases

Significant judgments made by management in the accounting for leases primarily included whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant judgments over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

v. Value-added tax (“VAT”) receivable

Timing of collection of VAT receivables is uncertain as VAT refund procedures require a significant amount of information and follow-up. The Company assesses the recoverability of the amounts receivable at each reporting date and the expected timing of the recovery, which are impacted by several factors, including the status of discussions with the tax authorities, and current interpretation of relevant VAT legislation and regulation. Changes in these judgements can materially affect the amount recognized as VAT receivable and could result in an increase in other expenses recognized in profit or loss and the presentation of current and non-current VAT receivable.

Page | 24

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

6.	Trade and Other Receivables

	December 31,	December 31,
	2020	2019
Trade receivables from concentrate sales	$26,309	$33,642
Advances and other receivables	4,108	2,419
Value added taxes recoverable	8,890	11,646
Value added taxes recoverable - Lindero	37,248	-
Accounts and other receivables	$76,555	$47,707

The Company’s trade receivables from concentrate and doré sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers. No amounts were past due as at December 31, 2020 and 2019.

During the year ended December 31, 2020, the Company recognized an unrealized foreign exchange loss of $12,365 (December 31, 2019 - $12,137) related to the value added tax recoverable on the construction of the Lindero Mine. The Company implemented a strategy to mitigate the foreign exchange exposure to meet its local currency requirements in Argentina. During the year ended December 31, 2020, the Company recognized $3,306, (December 31, 2019 - $11,204) of gains from Argentine Peso denominated cross-border securities trades.

7.	Inventories

	December 31,	December 31,
	2020	2019
		(Restated) note 4 (t)ii)
Concentrate stockpiles	$1,682	$2,640
Leach pad and gold-in-circuit	7,851	-
Doré bars	1,796	-
Ore stockpiles	11,640	6,085
Materials and supplies	22,020	8,599
Total inventories	$44,989	$17,324
Less: non-current portion (note 12)	(9,715)	(2,355)
Current inventories	$35,274	$14,969

During the year ended December 31, 2020, the Company expensed $160,138 (December 31, 2019 – $169,711) of inventories to cost of sales.

As at December 31, 2020, there was $9,715 of non-current ore stockpile related to Lindero which is not expected to be realized within the next 12 months (December 31, 2019 - $2,355).

8.	Other Current Assets

	December 31,	December 31,
	2020	2019
Prepaid expenses	$2,622	$2,942
Investments in equity securities (note 11)	1,059	-
Assets held for sale	659	1,069
Income tax recoverable	-	2,553
Other current assets	$4,340	$6,564

Investments in equity securities are classified as fair value through other comprehensive income, and any changes in the fair value of the investments are recorded in Other Comprehensive Income.

During the year ended December 31, 2020, the Company wrote-down $410 (December 31, 2019 - $nil) on assets held for sale.

Page | 25

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

9.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376
Additions	3,833	8,310	32,506	1,298	45,947
Changes in closure and reclamation provision	2,599	1,328	4,730	-	8,657
Write-downs	-	(1,233)	-	(188)	(1,421)
Balance at December 31, 2020	$134,676	$192,738	$241,102	$9,043	$577,559

ACCUMULATED DEPLETION
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857
Disposals	-	(543)	-	-	(543)
Depletion	6,944	14,584	-	-	21,528
Balance at December 31, 2020	$81,379	$110,463	$-	$-	$191,842

Net Book Value at December 31, 2020	$53,297	$82,275	$241,102	$9,043	$385,717

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	6,396	7,838	34,485	2,652	51,371
Changes in closure and reclamation provision	223	886	13,527	-	14,636
Disposals	-	-	-	(2,516)	(2,516)
Balance at December 31, 2019	$128,244	$184,333	$203,866	$7,933	$524,376

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	6,228	16,544	-	-	22,772
Balance at December 31, 2019	$74,435	$96,422	$-	$-	$170,857

Net Book Value at December 31, 2019	$53,809	$87,911	$203,866	$7,933	$353,519

During the year ended December 31, 2020, the Company capitalized $9,431 (December 31, 2019- $5,259) of interest related to the construction of the Lindero Mine. The construction activities necessary to prepare the asset for its intended use were substantially completed, as a result, the Company ceased capitalization of interest on November 30, 2020.

The assets of the Caylloma Mine and the San Jose Mine and their holding companies, are pledged as security under the Company’s credit facility.

Non-depletable assets – Other consists of the following exploration and evaluation assets:

	Mexico		Argentina			Serbia	Others
	Tlacolula	Pachuca	Arizaro	Esperanza	Incachule	Barje		Total
Balance at December 31, 2018	$3,298	$-	$934	$788	$766	$1,938	$73	$7,797
Additions	218	962	2	-	-	1,318	152	2,652
Write-off	-	(962)	-	(788)	(766)	-	-	(2,516)
Balance at December 31, 2019	3,516	-	936	-	-	3,256	225	7,933
Additions	209	-	-	-	-	122	967	1,298
Write-off	-	-	-	-	-	-	(188)	(188)
Balance at December 31, 2020	$3,725	$-	$936	$-	$-	$3,378	$1,004	$9,043

Page | 26

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

10.	Property, Plant and Equipment

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease	Capital work in progress - Lindero	Capital work in progress - Other	Total
COST
Balance at December 31, 2019 (Restated) note 4(t)ii)	$75,246	$159,732	$16,083	$35,671	$216,482	$6,424	$509,638
Additions	5,190	473	1,427	2,715	45,688	3,645	59,138
Changes in closure and reclamation	682	-	-	-	-	-	682
Disposals	(750)	-	(109)	(885)	-	-	(1,744)
Transfers	29,636	51,547	2,096	-	(75,100)	(8,179)	-
Balance at December 31, 2020	$110,004	$211,752	$19,497	$37,501	$187,070	$1,890	$567,714

ACCUMULATED DEPRECIATION
Balance at December 31, 2019	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982
Disposals	(618)	-	(100)	(408)	-	-	(1,126)
Depreciation	6,701	13,161	2,842	6,744	-	-	29,448
Balance at December 31, 2020	$48,297	$91,521	$10,144	$12,342	$-	$-	$162,304

Net Book Value at December 31, 2020	$61,707	$120,231	$9,353	$25,159	$187,070	$1,890	$405,410

	Machinery and equipment	Land and buildings	Furniture and other equipment	Assets under lease [1]	Capital work in progress - Lindero	Capital work in progress - Other	Total
					(Restated)
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	74,188	141,318	11,066	20,727	52,964	6,140	306,403
Additions	1,185	714	3,464	14,944	174,164	9,718	204,189
Changes in closure and reclamation	171	-	-	-	-	-	171
Disposals	(1,038)	-	(87)	-	-	-	(1,125)
Transfers	740	17,700	1,640	-	(10,646)	(9,434)	-
Balance at December 31, 2019 (Restated)	75,246	159,732	16,083	35,671	216,482	6,424	509,638

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(746)	-	(79)	-	-	-	(825)
Depreciation	7,117	12,813	2,091	5,899	-	-	27,920
Balance at December 31, 2019 (Restated)	$42,214	$78,360	$7,402	$6,006	$-	$-	$133,982

Net Book Value at December 31, 2019 (Restated)	$33,032	$81,372	$8,681	$29,665	$216,482	$6,424	$375,656

(1)	The Company leases equipment that was previously classified as a finance lease under IAS 17. On January 1, 2019, the Company adopted IFRS 16, Leases, and the equipment purchased under finance leases were classified as right-of-use assets. The carrying amount of $13,411 and the related lease liability of $8,767 were determined based on the carrying amount of these assets and their related lease liability immediately before the effective date of IFRS 16.

Page | 27

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

11.	Investment in Associates

Investments in associates were comprised of:

	Medgold	Prospero	Total
Balance at December 31, 2018	$3,075	$1,202	$4,277
Write-down of investment	(1,937)	(784)	(2,721)
Share of net loss	(164)	(61)	(225)
Balance at December 31, 2019	974	357	1,331
Share of net loss	(47)	(29)	(76)
Transfer to investments in equity securities	(927)	(328)	(1,255)
Balance at December 31, 2020	$-	$-	$-

On July 16, 2020, Medgold Resources Corp. (“Medgold”) completed a 40 million unit financing at C$0.05 per unit. This financing diluted the Company’s equity interest in Medgold to 15.6% which resulted in the company no longer exercising significant influence over Medgold and a change in the classification of its investment in Medgold to fair value though other comprehensive income as at July 16, 2020.

On July 1, 2020, the Company determined that it no longer exercises significant influence over Prospero Silver Corp. (“Prospero”) and changed the classification of its investment in Prospero to fair value through other comprehensive income.

12.	Other Assets

	December 31,	December 31,
	2020	2019
		(Restated- note 4(t)ii)
Ore stockpiles	$9,715	$2,355
Value added tax recoverable - San Jose	3,386	2,036
Income tax recoverable (note 33(d))	1,199	1,310
Other assets	910	867
Value added tax recoverable - Lindero	-	34,176
Other assets	$15,210	$40,744

As at December 31, 2020, the Company transferred the full amount of value added tax recoverable to short-term as it expects to recover the full amount during the next twelve months (note 6). In January 2021, $11,300 of the value added tax amount were recovered.

The Company expects to recover the value added taxes during 2022.

13.	Deposits and Advances to Contractors

As at December 31, 2020, the Company has advances outstanding of $934 (December 31, 2019 – $12,164) to contractors related to the construction of the Lindero Mine. During the year ended December 31, 2020, the Company paid deposits to contractors of $4,729 (December 31, 2019 - $19,175) and applied $15,450 (December 31, 2019 - $50,650) against equipment delivered or services rendered. In addition, there was a balance of deposits of $509 transferred to accounts receivables.

Page | 28

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

14. Trade and Other Payables

	December 31,	December 31,
	2020	2019
Trade accounts payable	$21,918	$15,975
Lindero construction payables	7,694	24,998
Refundable deposits to contractors	1,442	1,496
Payroll payable	15,878	13,627
Mining royalty payable	1,094	1,237
Value added taxes payable	519	224
Interest payable	1,383	1,457
Due to related parties (note 15)	9	14
Other payables	1,711	535
Derivative liabilities	1,260	894
Deferred share units payable (note 20(a))	9,239	3,918
Restricted share units payable (note 20(b))	3,128	911
Total trade and other payables	$65,275	$65,286

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the years ended December 31, 2020, and 2019:

a) Purchase of Goods and Services

During the years ended December 31, 2020, and 2019, the Company was charged $157 (2019: $210) for general and administrative services pursuant to a shared services agreement with Gold Group Management Inc., a company of which Simon Ridgway, the Company’s Chairman during 2020, is a director. Effective February 2, 2021, Simon Ridgway resigned as director and Chairman of the Board.

	Years ended December 31,
	2020	2019
Personnel costs	$19	$21
General and administrative expenses	138	189
	$157	$210

As at December 31, 2020, the Company had outstanding balances payable to Gold Group Management Inc. of $9 (December 31, 2019 - $14). Amounts due to related parties are due on demand and are unsecured.

b) Key Management Personnel

During the year ended December 31, 2020, and 2019, the Company was charged for consulting services by Mario Szotlender, a director of the Company, and by Mill Street Services Ltd., a company of which Simon Ridgway, the Company’s Chairman during 2020, is a director. Such amounts, along with other key management personnel compensation expense were as follows:

	Years ended December 31,
	2020	2019
Salaries and benefits	$4,266	$4,716
Directors fees	707	702
Consulting fees	134	135
Share-based payments	11,115	5,449
	$16,222	$11,002

Page | 29

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

16.	Lease Obligations

	Minimum lease payments
	December 31,	December 31,
	2020	2019
Less than one year	$7,367	$9,313
Between one and five years	10,209	13,521
More than five years	14,127	14,958
	31,703	37,792
Less: future finance charges	(12,206)	(13,913)
Present value of minimum lease payments	19,497	23,879
Less: current portion	(6,978)	(8,831)
Non-current portion	$12,519	$15,048

As at December 31, 2020, there were $16,829 of lease obligations related to mining equipment and $2,668 of other leases.

17.	Debt

The following table summarizes the changes in debt:

	Credit Facilities	Convertible debentures	Total
Balance at December 31, 2018	$69,302	$-	$69,302
Proceeds from convertible debentures	-	46,000	46,000
Transaction costs paid	-	(2,490)	(2,490)
Portion allocated to equity	-	(7,141)	(7,141)
Transaction costs allocated to equity	-	389	389
Amortization of discount	128	347	475
Drawdowns	40,000	-	40,000
Balance at December 31, 2019	109,430	37,105	146,535
Amortization of discount	420	1,661	2,081
Drawdowns	65,000	-	65,000
Payments	(55,000)	-	(55,000)
Balance at December 31, 2020	$119,850	$38,766	$158,616

a) Credit Facility

The Company has two credit facilities (collectively, the “Credit Facilities”) comprising of a $40,000 non-revolving credit facility which matures on January 26, 2022 and a $110,000 revolving credit facility, the latter of which $30,000 matured on December 31, 2020 and was not renewed. The remaining $80,000 revolving credit facility also matures on January 26, 2022.

On June 4, 2020, the Company amended the financial covenants contained in the Credit Facilities as follows:

•	Total Net Debt to EBITDA ratio, as defined in the Credit Facilities, of not greater than 4.50:1.00 for the remaining three quarters of 2020 and the first quarter of 2021, reducing to 4.00:1.00 in the second quarter of 2021 and for the remainder of the term of the Credit Facility;

Page | 30

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

•	Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facilities, of not greater than 3:1 in the remaining three quarters of 2020 and the first quarter of 2021, reducing to 2.00:1.00 in the second quarter of 2021 and for the remainder of the term of the Credit Facilities; and
•	EBITDA to Interest Expense ratio, as defined in the Credit Facilities, of a minimum of 4.00:1.00 beginning in the second quarter of 2020 and for the remainder of the term of the Credit Facilities.

The interest rate on the Credit Facilities will continue to be based on a sliding scale at one-month LIBOR plus an applicable margin ranging from 2.5% to 3.5%, based on the Net Senior Secured Debt to EBITDA ratio, as defined in the Credit Facilities. The Credit Facilities are secured by a first ranking lien on the assets of Minera Bateas S.A.C. and Compania Minera Cuzcatlan S.A. de C.V. and their holding companies. The Company must comply with the terms in the Credit Facilities relating to, among other matters, reporting requirements, conduct of business, insurance, notices, and must comply with the new financial covenants as outlined above. As at December 31, 2020, the Company was in compliance with all of the covenants under the Credit Facilities.

During the year ended December 31, 2020, the Company drew $65,000 (December 31, 2019 - $40,000) and paid $55,000 (December 31, 2019 - $nil) from the revolving credit facility. As at December 31, 2020, the Company has fully drawn the Credit Facilities.

b) Convertible Debentures

On October 2 and 6, 2019, the Company completed a bought deal public offering of senior subordinated unsecured convertible debentures with an aggregate principal amount of $46,000 (the “Debentures”).

The Debentures mature on October 31, 2024 and bear interest at a rate of 4.65% per annum, payable semi-annually in arrears on the last business day of April and October, commencing on April 30, 2020. For the year ended December 31, 2020, the Company paid $2,315 in interest on the Debentures.

The Debentures are convertible at the holder’s option into common shares in the capital of the Company at a conversion price of $5.00 per share (the “Conversion Price”), representing a conversion rate of 200 Common Shares per $1 principal amount of Debentures, subject to adjustment in certain circumstances.

On or after October 31, 2022 and prior to October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the Common Shares on the NYSE for the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is at least 125% of the Conversion Price. On and after October 31, 2023, the Debentures may be redeemed in whole or in part from time to time at the Company’s option at a price equal to their principal amount plus accrued and unpaid interest regardless of the trading price of the Common Shares.

Subject to applicable securities laws and regulatory approval and provided that no event of default has occurred and is continuing, the Company may, at its option, elect to satisfy its obligation to pay the principal amount of the Debentures and accrued and unpaid interest on the redemption date and the maturity date, in whole or in part, through the issuance of Common Shares, by issuing and delivering that number of Common Shares, obtained by dividing the principal amount of the Debentures and all accrued and unpaid interest thereon by 95% of the current market price (as defined in the Debenture Indenture) on such redemption date or maturity date, as applicable.

Page | 31

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

18.	Other Liabilities

	December 31,	December 31,
	2020	2019
Restricted share units (note 20(b))	$2,264	$246
Other non-current liabilities	259	253
	$2,523	$499

19.	Closure and Reclamation Provisions

The following table summarizes the changes in closure and reclamation provisions:

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Balance at December 31, 2019	$11,324	$4,848	$14,953	$31,125
Changes in estimate	3,288	1,328	4,482	9,098
Reclamation expenditures	(114)	(227)	-	(341)
Accretion	256	249	249	754
Effect of changes in foreign exchange rates	7	(293)	-	(286)
Balance at December 31, 2020	14,761	5,905	19,684	40,350
Less: Current portion	(142)	(238)	-	(380)
Non-current portion	$14,619	$5,667	$19,684	$39,970

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Balance at December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	394	886	13,390	14,670
Reclamation expenditures	(201)	(150)	-	(351)
Accretion	331	259	136	726
Effect of changes in foreign exchange rates	-	137	-	137
Balance at December 31, 2019	11,324	4,848	14,953	31,125
Less: Current portion	(3,048)	(209)	-	(3,257)
Non-current portion	$8,276	$4,639	$14,953	$27,868

Closure and reclamation provisions represent the present value of reclamation costs related to mine and development sites. For the year ended December 31, 2020, the Company updated the reclamation and closure plan of its Caylloma mine which includes a $3,179 increase related to additional tailings reclamation.

	Closure and Reclamation Provisions
	Caylloma Mine	San Jose Mine	Lindero Mine	Total
Anticipated settlement date	2021 - 2032	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$14,899	$6,864	$17,946	$39,709
Estimated life of mine (years)	7	5	13
Discount rate	2.25%	5.25%	1.45%
Inflation rate	2.00%	3.52%	2.06%

The Company is expecting to incur annual reclamation expenses throughout the life of its mines.

Page | 32

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

20.	Share Based Payments

During the year ended December 31, 2020, the Company recognized share-based payments of $12,388 (December 31, 2019 - $5,471) related to the amortization of deferred, restricted and performance share units and $56 (December 31, 2019 – $542) related to amortization of stock options.

(a)	Deferred Share Units (DSUs)

	Cash Settled
	Number of DSUs	Fair Value
Outstanding, December 31, 2018	850,067	$3,116
Granted	111,804	455
Changes in fair value	-	347
Outstanding, December 31, 2019	961,871	3,918
Granted	162,648	383
Changes in fair value	-	4,938
Outstanding, December 31, 2020	1,124,519	$9,239

On April 20, 2020, the Company granted 162,648 deferred share units to its non-executive directors with a fair value of $2.36 (C$3.32) for each DSU (year ended December 31, 2019 - 111,804 DSUs with a fair value of $3.62 (C$4.83) per DSU).

(b) Restricted Share Units (RSUs)

	Cash Settled		Equity Settled
	Number of RSUs	Fair Value	Number of RSUs
Outstanding, December 31, 2018	659,385	$2,057	734,631
Granted	139,661	506	633,914
Units paid out in cash	(406,611)	(1,466)	-
Vested and paid out in shares	-	-	(201,633)
Changes in fair value and vesting	-	60	-
Outstanding, December 31, 2019	392,435	1,157	1,166,912
Granted	1,056,207	2,489	815,220
Units paid out in cash	(81,152)	(257)	-
Vested and paid out in shares	-	-	(448,766)
Changes in fair value and vesting	-	2,003	-
Outstanding, December 31, 2020	1,367,490	5,392	1,533,366
Less: current portion		(3,128)
Non-current portion		$2,264

On April 20, 2020, the Company granted to its employees and officers a total of 1,056,207 cash-settled and 815,220 equity-settled RSUs, which vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant. The fair value on the grant date of the 815,220 equity settled RSUs was $2.36 (C$3.32) per RSU (year ended December 31, 2019- 633,914 with a fair value of $3.62 (C$4.83) per RSU).

Page | 33

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(c) Performance Share Units

Equity Settled
Number of PSUs
Outstanding, December 31, 2018	1,002,166
Granted	422,609
Vested and paid out in shares	(150,325)
Outstanding, December 31, 2019	1,274,450
Forfeited or cancelled	(191,498)
Vested and paid out in shares	(243,782)
Outstanding, December 31, 2020	839,170

During the year ended December 31, 2020, no PSUs were granted (year ended December 31, 2019 – 422,609 with a fair value of $3.62 (C$4.83) per share unit) to the Company’s officers.

The PSUs granted during the year ended December 31, 2019 vest 20% on the first anniversary, 30% on the second anniversary and 50% on the third anniversary of the date of grant based on prescribed performance metrics, and are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

d) Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at December 31, 2020, a total of 2,092,236 stock options are available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2018	1,784,029	$5.85
Outstanding, December 31, 2019	1,784,029	5.85
Exercised	(211,626)	6.28
Expired unexercised	(517,833)	4.79
Outstanding, December 31, 2020	1,054,570	$6.28
Vested and exercisable, December 31, 2019	1,459,779	$5.77
Vested and exercisable, December 31, 2020	1,054,570	$6.28

21.	Share Capital

a) Authorized Share Capital

The Company has an unlimited number of common shares without par value authorized for issue.

b) Financing

On May 20, 2020, the Company completed a bought deal public equity offering and issued an aggregate of 23,000,000 common shares at a price of $3.00 per share for gross proceeds of $69,000, which included the exercise, in full, of the over-allotment option. The Company incurred transaction costs of $3,358 related to this financing.

Page | 34

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

22.	Earnings per Share

	Years ended December 31,
Basic	2020	2019
Net income for the year	$21,553	$23,796
Weighted average number of shares (000’s)	174,993	160,193
Earnings per share - basic	$0.12	$0.15

	Years ended December 31,
Diluted	2020	2019
Net income for the year	$21,553	$23,796

Weighted average number of shares (000’s)	174,993	160,193
Incremental shares from dilutive potential shares	11,080	4,332
Weighted average diluted number of shares (000’s)	186,073	164,525
Earnings per share - diluted	$0.12	$0.14

As at December 31, 2020, there were 7,551 out of the money options that were excluded from the diluted earnings per share calculation as their effect would have been anti-dilutive (December 31, 2019 – 1,784,029).

23.	Sales

The Company’s geographical analysis of revenue from contracts with customers attributed to the location of the products produced, is as follows:

By-product and Geographical Area

	Year ended December 31, 2020
	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$188,327	$-	$188,327
Silver-lead concentrates	43,055	-	-	43,055
Zinc concentrates	23,980	-	-	23,980
Gold doré	-	-	20,297	20,297
Provisional pricing adjustments	608	2,699	-	3,307
Sales to external customers	$67,643	$191,026	$20,297	$278,966

	Year ended December 31, 2019
	Peru	Mexico	Argentina	Total
Silver-gold concentrates	$-	$183,197	$-	$183,197
Silver-lead concentrates	39,936	-	-	39,936
Zinc concentrates	33,686	-	-	33,686
Gold doré	-	-	-	-
Provisional pricing adjustments	(740)	1,108	-	368
Sales to external customers	$72,882	$184,305	$-	$257,187

	Years ended December 31,
	2020	2019
Customer 1	$191,026	$184,304
Customer 2	67,643	72,938
Customer 3	-	(55)
Customer 4	20,297	-
	$278,966	$257,187

Page | 35

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

24.	Cost of Sales

	Year ended December 31, 2020
	Caylloma	San Jose	Lindero	Total
Direct mining costs	$31,738	$58,726	$4,145	$94,609
Salaries and benefits	6,883	6,902	2,801	16,586
Workers’ participation	899	6,560	-	7,459
Depletion and depreciation	14,301	27,856	1,621	43,778
Royalties and other taxes	523	4,289	1,506	6,318
Impairment (recovery) of inventories	13	(18)	-	(5)
	$54,357	$104,315	$10,073	$168,745

	Year ended December 31, 2019
	Caylloma	San Jose	Lindero	Total
Direct mining costs	$35,712	$66,022	$-	$101,734
Salaries and benefits	7,557	7,483	-	15,040
Workers’ participation	717	5,294	-	6,011
Depletion and depreciation	13,621	30,737	-	44,358
Royalties and other taxes	750	3,385	-	4,135
Impairment of inventories	93	1,235	-	1,328
	$58,450	$114,156	$-	$172,606

For the year ended December 31, 2020, the depletion and depreciation includes $2,542 (December 31, 2019 - $2,262) of depreciation relating to right-of-use assets.

25.	General and Administration

	Years ended December 31,
	2020	2019
General and administration	$20,834	$22,315
Workers’ participation	1,808	1,477
	22,642	23,792
Share-based payments	12,444	6,013
	$35,086	$29,805

26.	Other Expenses

	Years ended December 31,
	2020	2019
Write-down (recovery) of investment in associates	$(194)	$2,706
Write-off of mineral properties	878	1,554
Loss on disposal of assets and other write-downs	484	67
Write-off of accounts receivable	447	-
Other expenses (income)	(308)	284
Care and maintenance costs related to COVID-19	3,121	-
	$4,428	$4,611

Page | 36

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

27.	Interest and Finance Costs Net

	Years ended December 31,
	2020	2019
Interest income	$1,217	$1,838
Interest expense	(1,510)	(857)
Bank stand-by and commitment fees	(369)	(415)
Accretion expense	(751)	(590)
	$(1,413)	$(24)

Interest expense is net of $9,431 of interest which has been capitalized to the construction of the Lindero Mine (December 31, 2019- $5,259).

28.	Income Tax

(a)	Reconciliation of Effective Tax Rate

Income tax expense differs from the amount that would be computed by applying the applicable Canadian statutory income tax rate to income before income taxes. The significant reasons for the differences are as follows:

	Years ended December 31,
	2020	2019
Net income before tax	$58,955	$43,971
Statutory tax rate	27.0%	27.0%
Anticipated income tax at statutory rates	15,918	11,872
Non-deductible expenditures	1,326	2,507
Differences between Canadian and foreign tax rates	1,284	1,353
Changes in estimate	(192)	856
Effect of change in tax rates	436	345
Inflation adjustment	(10,634)	(12,158)
Impact of foreign exchange	15,081	11,773
Changes in deferred tax assets not recognized	5,909	(2,254)
Mining taxes	4,656	3,241
Withholding taxes	3,670	2,367
Other items	(52)	273
Total income tax expense	$37,402	$20,175

Total income tax represented by:
Current income tax expense	$38,818	$32,631
Deferred tax expense	(1,416)	(12,456)
	$37,402	$20,175

Page | 37

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(b)	Tax Amounts Recognized in Profit or Loss

	Years ended December 31,
	2020	2019
Current tax expense
Current taxes on profit for the year	$38,603	$32,246
Changes in estimates related to prior years	215	385
	$38,818	$32,631

Deferred tax expense
Origination and reversal of temporary differences and foreign exchange rate	$(1,500)	$(13,678)
Changes in estimates related to prior years	(396)	479
Effect of differences in tax rates	44	398
Effect of changes in tax rates	436	345
	$(1,416)	$(12,456)

Total Tax expense	$37,402	$20,175

(c)	Deferred Tax Balances

The significant components of the recognized deferred tax assets and liabilities are:

	December 31,	December 31,
	2020	2019
Deferred tax assets:
Reclamation and closure cost obligation	$13,080	$9,530
Carried forward tax loss	17,729	14,020
Accounts payable and accrued liabilities	16,437	7,731
Deductibility of resource taxes	3,414	3,140
Lease obligations	5,769	5,317
Other	127	1
Total deferred tax assets	$56,556	$39,739

Deferred tax liabilities:
Mineral properties	$(55,134)	$(44,825)
Mining and foreign withholding taxes	(4,862)	(5,281)
Equipment and buildings	(1,928)	(3,621)
Convertible debenture	(1,544)	(1,857)
Inflation	(11,210)	(4,939)
Other	(1,377)	(131)
Total deferred tax liabilities	$(76,055)	$(60,654)

Net deferred tax liabilities	$(19,499)	$(20,915)

	2020	2019
Classification:
Deferred tax assets	$-	$-
Deferred tax liabilities	(19,499)	(20,915)
Net deferred tax liabilities	$(19,499)	$(20,915)

Page | 38

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

The Company’s movement of net deferred tax liabilities is described below:

	2020	2019
At January 1	$20,915	$31,444
Deferred income tax (recovery) expense through income statement	(1,416)	(12,456)
Deferred income tax expense through equity	-	1,927
At December 31	$19,499	$20,915

(d)	Unrecognized Deferred Tax Assets and Liabilities

The Company recognizes tax benefits on losses or other deductible amounts where it is more likely than not that the deferred tax asset will be realized. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asset is recognized consists of the following amounts:

	December 31,	December 31,
	2020	2019
Unrecognized deductible temporary differences and unused tax losses:
Non capital losses	$90,192	$72,156
Provisions	14,488	5,074
Share issue costs	3,894	2,174
Lease obligation	555	656
Derivative liabilities	1,111	894
Capital losses	255	2,496
Investments in equity securities and associates	1,534	1,397
Unrecognized deductible temporary differences	$112,029	$84,847

As at December 31, 2020, the Company has temporary differences associated with investments in subsidiaries for which an income tax liability has not been recognized as the Company can control the timing of the reversal of the temporary differences and the Company plans to reinvest in its foreign subsidiaries. The temporary difference associated with investments in subsidiaries aggregate as follow:

	December 31,	December 31,
	2020	2019
Mexico	$248,880	$198,214
Peru	62,414	54,618

(e)	Tax Loss Carry Forwards

Tax losses have the following expiry dates:

		December 31,		December 31,
	Year of expiry	2020	Year of expiry	2019
Canada	2026 - 2040	$90,300	2026 - 2039	$84,200
Argentina	2021 - 2025	68,900	2020 - 2024	42,500
Mexico	2021 - 2030	367	2021 - 2029	369
Peru		-	2021	70

In addition, as at December 31, 2020, the Company has accumulated Canadian resource related expenses of $8,466 (December 31, 2019- $8,188) for which the deferred tax benefit has not been recognized.

Page | 39

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

29.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Minera Bateas S.A.C. (“Bateas”) – operates the Caylloma silver, lead and zinc mine
•	Compania Minera Cuzcatlan S.A. de C.V. (“Cuzcatlan”) – operates the San Jose silver-gold mine
•	Mansfield Minera S.A. (“Mansfield”) – construction of the Lindero mine
•	Corporate – corporate stewardship

As a result of the Company electing to adopt IAS 16 Amendment, the Company recognized $20,297 of gold sales and $10,073 of related cost of sales on its income statement while the Company is preparing the Lindero Mine for its intended use (December 31, 2019 - $nil and $nil, respectively) (Note 4(t)(ii)).

	Year ended December 31, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$67,643	$191,026	$20,297	$278,966
Cost of sales before depreciation and depletion	-	(40,056)	(76,459)	(8,452)	(124,967)
Depreciation and depletion in cost of sales	-	(14,301)	(27,856)	(1,621)	(43,778)
General and administration	(23,141)	(3,891)	(8,054)	-	(35,086)
Other income (expenses)	42	(1,215)	(3,742)	(12,982)	(17,897)
Finance items	(1,689)	(698)	(104)	4,208	1,717
Segment (loss) profit before taxes	(24,788)	7,482	74,811	1,450	58,955
Income taxes	(3,841)	(4,312)	(28,926)	(323)	(37,402)
Segment (loss) profit after taxes	$(28,629)	$3,170	$45,885	$1,127	$21,553

	Year ended December 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$72,882	$184,305	$-	$257,187
Cost of sales before depreciation and depletion	-	(44,829)	(83,419)	-	(128,248)
Depreciation and depletion in cost of sales	-	(13,621)	(30,737)	-	(44,358)
General and administration	(17,438)	(4,569)	(7,798)	-	(29,805)
Other income (expenses)	(4,402)	(664)	(1,928)	(13,588)	(20,582)
Finance items	(80)	(1,552)	385	11,024	9,777
Segment (loss) profit before taxes	(21,920)	7,647	60,808	(2,564)	43,971
Income taxes	(511)	(2,761)	(18,032)	1,129	(20,175)
Segment (loss) profit after taxes	$(22,431)	$4,886	$42,776	$(1,435)	$23,796

	December 31, 2020
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$27,328	$125,286	$280,602	$622,122	$1,055,338
Total liabilities	$186,708	$42,710	$49,500	$50,650	$329,568
Capital expenditures	$122	$6,927	$15,801	$71,865	$94,715

	December 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$60,134	$116,501	$252,100	$507,330	$936,065
Total liabilities	$162,210	$36,747	$42,264	$59,418	$300,639
Capital expenditures	$1,333	$11,845	$14,046	$211,413	$238,637

Page | 40

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

30.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value
Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. These are marked to market at each reporting date based on the forward price corresponding to the expected settlement date.
Investments in equity securities	Investments in equity securities are recorded at fair value based on the quoted market price at the end of each reporting period with changes in fair value through other comprehensive income.
Interest rate swap, metal and fuel contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.
Convertible Debentures	The fair value of the convertible debentures represents both the debt and equity components of the convertible debentures and has been determined with reference to the quoted market price of the convertible debentures.

During the years ended December 31, 2020, and 2019, there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2020	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Investments in equity securities	$1,059	$-	$-	$1,059	$1,059	$-	$-	$-
Trade receivables concentrate and doré sales	-	$26,309	-	26,309	-	26,309	-	-
	$1,059	$26,309	$-	$27,368	$1,059	$26,309	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$131,898	$131,898	$-	$-	$-	$131,898
Other receivables	-	-	4,108	4,108	-	-	-	4,108
	$-	$-	$136,006	$136,006	$-	$-	$-	$136,006

Financial liabilities measured at Fair Value
Interest rate swap liability	$(1,084)	$-	$-	$(1,084)	$-	$(1,084)	$-	$-
Metal forward sales contracts liability		(124)		(124)		(124)		-
Fuel forward contracts liability		(52)		(52)		(52)		-
	$(1,084)	$(176)	$-	$(1,260)	$-	$(1,260)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(26,140)	$(26,140)	$-	$-	$-	$(26,140)
Payroll payable	-	-	(17,676)	(17,676)	-	-	-	(17,676)
Credit facilities	-	-	(119,850)	(119,850)	-	(120,000)	-	-
Convertible debentures	-	-	(38,766)	(38,766)	-	(78,315)	-	-
Other payables	-	-	(22,784)	(22,784)	-	-	-	(22,784)
	$-	$-	$(225,216)	$(225,216)	$-	$(198,315)	$-	$(66,600)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2019	Fair Value through OCI	Fair value through profit or loss	Amortized cost	Total	Level 1		Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$33,642	$-	$33,642		$-	$33,642	$-	$-
	$-	$33,642	$-	$33,642		$-	$33,642	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$83,404	$83,404		$-	$-	$-	$83,404
Other receivables	-	-	2,419	2,419		-	-	-	2,419
	$-	$-	$85,823	$85,823		$-	$-	$-	$85,823

Financial liabilities measured at Fair Value
Interest rate swap liability	$(894)	$-	$-	$(894)	$		$(894)	$-	$-
	$(894)	$-	$-	$(894)		$-	$(894)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(37,357)	$(37,357)		$-	$-	$-	$(37,357)
Payroll payable	-	-	(15,801)	(15,801)		-	-	-	(15,801)
Share units payable	-	-	(5,075)	(5,075)		-	(5,075)	-	-
Credit facilities	-	-	(109,430)	(109,430)		-	(110,000)	-	-
Convertible debentures	-	-	(37,105)	(37,105)		-	(38,858)	-	-
Other payables	-	-	(22,403)	(22,403)		-	-	-	(22,403)
	$-	$-	$(227,171)	$(227,171)		$-	$(153,933)	$-	$(75,561)

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

31.	Management of Financial Risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

The Company is exposed to certain financial risks, including credit risk, liquidity risk, currency risk, metal price risk, and interest rate risk.

(a) Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. All our trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company’s cash and cash equivalents and short-term investments are held through large financial institutions. These investments mature at various dates within one year.

The Company’s maximum exposure to credit risk as at December 31, 2020 and 2019 is as follows:

	December 31,	December 31,
(Expressed in $ millions)	2020	2019
Cash and cash equivalents	$131,898	$83,404
Accounts receivable and other assets	76,555	47,707
Income tax receivable	-	2,553
Other non-current receivables	5,495	40,744
	$213,948	$174,408

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. We limit our exposure to counterparty credit risk on cash and term deposits by only dealing with financial institutions with high credit ratings and through our investment policy of purchasing only instruments with a high credit rating. Almost all of our concentrate are sold to large well-known concentrate buyers.

(b)	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We manage our liquidity risk by continually monitoring forecasted and actual cash flows. We have in place a planning and budgeting process to help determine the funds required to support our normal operating requirements and our development plans. We aim to maintain sufficient liquidity to meet our short term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The Company manages its liquidity risk by continuously monitoring forecasted and actual cashflows. A rigorous reporting, planning and budgeting process are in place to help facilitate forecasting funding requirements, to support operations on an ongoing basis and expansion plans, if any.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

As at December 31, 2020, the Company expects the following maturities of its financial liabilities, lease obligations, and other contractual commitments, excluding payments relating to interest:

	Expected payments due by year as at December 31, 2020
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$65,275	$-	$-	$-	$65,275
Debt	-	120,000	46,000	-	166,000
Income taxes payable	23,808	-	-	-	23,808
Lease obligations	7,367	6,166	4,043	14,127	31,703
Other liabilities	-	2,523	-	-	2,523
Capital commitments, Lindero [1]	558	-	-	-	558
Closure and reclamation provisions	433	5,444	10,692	23,781	40,350
	$97,441	$134,133	$60,735	$37,908	$330,217

	Expected payments due by year as at December 31, 2019
	Less than			After
	1 year	1 - 3 years	4 - 5 years	5 years	Total
Trade and other payables	$65,286	$-	$-	$-	$65,286
Debt	-	110,000	46,000	-	156,000
Income tax payable	12,400	-	-	-	12,400
Lease obligations	9,313	9,424	4,097	14,958	37,792
Other liabilities	-	499	-	-	499
Capital commitments, Lindero	24,467	-	-	-	24,467
Provisions	2,699	7,565	1,846	21,255	33,365
	$114,165	$127,488	$51,943	$36,213	$329,809

Operating leases includes leases for office premises, computer equipment and other equipment used in the normal course of business.

(c)	Currency risk

The functional and reporting currency for all entities within the consolidated group is the US dollar. We are exposed to fluctuations in foreign exchange rates as a portion of our expenses are incurred in Canadian dollars, Peruvian soles, Argentine peso and Mexican peso. A significant change in the foreign exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s profit or loss, financial position, or cash flows. We have not hedged our exposure to foreign currency fluctuations.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

As at December 31, 2020 and 2019, the Company was exposed to currency risk through the following assets and liabilities denominated in foreign currencies:

	December 31, 2020
(In millions of local currency)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos
Cash and cash equivalents	1,402	9,658	3,117	2,326
Marketable securities	1,348	-	-	-
Trade and VAT receivables	53	3,563	108,569	3,281,760
Income tax receivable	-	6,915	-	-
VAT - long term receivable	-	-	67,542	-
Trade and other payables	(17,838)	(28,046)	(311,747)	(764,331)
Due to related parties	(12)	-	-	-
Provisions, current	-	100	(4,871)	(77,549)
Income tax payable	-	(275)	(297,083)	-
Other liabilities	(207)	-	(5,160)	-
Provisions, non current	-	(754)	(67,102)	-
Total foreign currency exposure	(15,254)	(8,839)	(506,735)	2,442,206
US$ equivalent of foreign currency exposure	(11,981)	(2,439)	(25,402)	29,091

	December 31, 2019
(In millions of local currency)	Canadian Dollars	Peruvian Soles	Mexican Pesos	Argentine Pesos
Cash and cash equivalents	626	2,293	13,103	11,762
Trade and other receivables	310	1,827	3,972	117,539
Income tax receivable	-	8,451	-	-
Investments in associates	1,373	-	-	-
VAT - long term receivable	-	-	10,715	2,039,929
Trade and other payables	(8,549)	(19,385)	(214,679)	(1,454,444)
Due to related parties	(18)	-	-	-
Provisions, current	-	-	(3,942)	-
Income tax payable	-	-	(161,900)	-
Other liabilities	-	-	(4,217)	-
Provisions, non current	-	-	(87,459)	-
Total foreign currency exposure	(6,258)	(6,814)	(444,407)	714,786
US$ equivalent of foreign currency exposure	(4,818)	(2,054)	(23,582)	11,815

Sensitivity as to change in foreign currency exchange rates on our foreign currency exposure as at December 31, 2020 is provided below:

		Effect on foreign
		denominated
Currency	Change	items
Mexican Peso	+/-10%	$2,309
Peruvian Soles	+/-10%	$222
Argentinian Peso	+/-10%	$2,645
Canadian Dollar	+/-10%	$1,089

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

Due to the volatility of the exchange rate for Argentine Peso, the Company is applying additional measures in cash management to minimize potential losses arising from the conversion of funds. As discussed in note 31, with the capital controls in effect when the Company commences production at the Lindero Mine, the Company will be required to convert the equivalent value of foreign currency received from the proceeds of the sale of all gold doré from the Lindero Mine.

(d)	Metal Price Risk

The Company is exposed to metal price risk with respect to the sales of silver, gold, lead, and zinc concentrates. The following table summarizes the effect on provisionally priced sales and accounts receivables of a 10% change in metal prices from the prices used at December 31, 2020:

Metal	Change	Effect on Sales
Silver	+/-10%	$1,338
Gold	+/-10%	$561
Lead	+/-10%	$195
Zinc	+/-10%	$253

During the year ended December 31, 2020, the Company recognized positive sales adjustments of $3,307 (December 31, 2019 – $368) as a result of changes in metal prices on the final settlement or during the quotational period.

From time to time, the Company mitigates the price risk associated with its base metal production by entering into forward sale and collar contracts for some of its forecasted base metal production and non-metal commodities.

During December 2020, the Company entered into the following contracts:

•	zero-cost collar for 12,300 tonnes of zinc with a floor price of $2,600 per tonne and a cap of $2,900 per tonne, maturing monthly from January 1, 2021 to December 31, 2021;
•	zero-cost collar for 720,000 gallons of heating oil with a floor price of $1.40 per gallon and a cap of $1.6150 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
•	zero-cost collar for 1,680,000 gallons of jet fuel with a floor price of $1.30 per gallon and a cap of $1.4775 per gallon, maturing monthly from January 1, 2021 to December 31, 2021;
•	forward- swap for 720,000 gallons of heating oil with a price of $1.52 per gallon, maturing monthly from January 1, 2022 to December 31, 2022; and
•	forward- swap for 1,680,000 gallons of jet fuel with a price of $1.438 per gallon, maturing monthly from January 1, 2022 to December 31, 2022.

On February 11, 2021, the Company entered into a zero-cost collar for 6,237 tonnes of lead with a floor price of $2,000 per tonne and a cap of $2,125 per tonne, maturing monthly from February 1, 2021 to December 31, 2022.

(e)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Currently, the Company’s interest rate exposure mainly relates to interest earned on its cash, cash equivalent, and short-term investment balances, interest paid on its LIBOR-based debt, and the mark-to-market value of derivative instruments which depend on interest rates. The Company has entered into an interest rate swap for the $40,000 non-revolving credit facility to mitigate the interest rate risk on its debt.

(f)	Capital Management

The Company’s objective when managing its capital is to maintain its ability to continue as a going concern while at the same time maximizing the growth of its business and providing returns to its shareholders. The Company manages its capital structure and makes adjustments based on changes to its economic environment and the risk characteristics of the Company’s assets.

Effective December 23, 2019, changes to Argentina’s tax laws proposed by the new Argentine Government were implemented. The changes ratified and extended legislation which was to expire on December 31, 2019 and allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina in order to maintain stability and support the economic recovery of the country. These capital controls are in effect until December 31, 2025 and have the effect of: requiring exporters to convert the equivalent value of foreign currency received from the export into Argentine Pesos; requiring the prior consent of the Argentine Central Bank to the payment of cash dividends and distributions of currency out of Argentina; requiring Argentine companies to convert foreign currency loans received from abroad into Argentine Pesos; and restricting the sale of Argentine Pesos for foreign currency.

The Company’s capital requirement is effectively managed based on the Company having a thorough reporting, planning and forecasting process to help identify the funds required to ensure the Company is able to meet its operating and growth objectives.

Page | 47

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

The Company’s capital structure consists of equity comprising of share capital, reserves and retained earnings as well as debt facilities, equipment financing obligations less cash, cash equivalents and short-term investments.

	December 31,	December 31,
	2020	2019
Equity	$725,770	$635,426
Debt	158,616	146,535
Lease obligations	19,497	23,879
Less: cash and cash equivalents	(131,898)	(83,404)
	$771,985	$722,436

As discussed above, the Company operates in Argentina where the new Argentine government has ratified and extended legislation to December 31, 2025 to allow the Argentine Central Bank to regulate funds coming into and flowing out of Argentina. Other than the restrictions related to these capital controls and complying with the debt covenants under the credit facilities, the Company is not subject to any externally imposed capital requirements. As at December 31, 2020 and 2019, the Company was in compliance with its debt covenants.

32.	Supplemental Cashflow Information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes for the years as set out below are as follows:

	Bank loan	Convertible debentures	Lease obligations	Derivatives
As at December 31, 2018	$69,302	$-	$16,082	$224
Additions	40,000	46,000	14,944	-
Interest	128	347	1,848	-
Payments	-	-	(9,048)	-
Transaction costs	-	(2,101)	-	-
Equity component	-	(7,141)	-	-
Foreign exchange	-	-	53	-
Changes in fair value	-	-	-	670
As at December 31, 2019	109,430	37,105	23,879	894
Additions	65,000	-	2,684	176
Terminations	-	-	(497)	-
Interest	420	1,661	1,920	563
Payments	(55,000)	-	(8,438)	(560)
Foreign exchange	-	-	(51)	-
Changes in fair value	-	-	-	187
As at December 31, 2020	$119,850	$38,766	$19,497	$1,260

The significant non-cash financing and investing transactions during the year are as follows:

	December 31,	December 31,
	2020	2019
Mineral properties, plant and equipment changes in closure and reclamation provision	$(9,339)	$(14,807)
Fair value of stock options allocated to share capital upon exercise	$427	$-
Additions on right of use assets	$(2,715)	$(22,260)
Fair value of share units allocated to share capital upon settlement	$3,081	$1,678

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

33.	Contingencies and Capital Commitments

(a) Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,719 consisting of progressive closure activities of $3,774, final closure activities of $7,156, and post-closure activities of $789. Pursuant to the closure regulations, the Company is required to provide a guarantee of $9,933 to the Peruvian Government for 2020.

In January 2020, the Company established a security bond in the amount of $1,539 and a bank letter of guarantee in the amount of $8,394, in compliance with local regulation and to collateralize Bateas’ mine closure plan. The security bond and the letter of guarantee expire on January 28, 2022.

In December 2020, the Company updated the closure plan which was submitted to the Mining Ministry for approval. The Company expects the approval to occur during 2021.

(b)    San Jose Letter of Guarantee

The Company has established three letters of guarantee in the aggregate amount of $1,168 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 and 2020 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023, June 15, 2022, and May 13, 2021, respectively.

(c) Other Commitments

As at December 31, 2020, the Company had capital commitments of $558, $386, and $134 for civil work, equipment purchases and other services at the Lindero Mine and the Caylloma and San Jose Mines, respectively, which are expected to be expended within one year.

(d) Tax Contingencies

Peru

The Company was assessed $1,199 (4,343 Peruvian Soles), including interest and penalties of $664 (2,405 Peruvian Soles), for the 2010 tax year by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company has applied to the Peruvian tax court to appeal the assessment.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full and has initiated proceedings through the Peruvian legal system to appeal the decision of the Peruvian tax court.

As at December 31, 2020, the Company has recorded the amount paid of $1,199 (4,343 Peruvian Soles) in long-term receivables and other, as the Company believes it is probable that the appeal will be successful (note 12).

Page | 49

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the years ended December 31, 2020 and 2019

(Presented in thousands of US dollars – unless otherwise noted)

(e)    SGM Royalty

In 2017 the Mexican Geological Service (“SGM”) advised the Company that a previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico had granted the SGM a royalty of 3% of the billing value of minerals obtained from the concession.  The Company, supported by legal opinions from three independent law firms, has previously advised the Mexican mining authorities that it is of the view that no royalty is payable, and in 2018 initiated administrative and legal proceedings (the “Administrative Proceedings”) in the Mexican Federal Administrative Court (“FAC”) against the Dirección General de Minas (“DGM”) to remove reference to the royalty on the title register.  The proceedings are progressing in accordance with the procedures of the FAC.

In January 2020, the Company received notice from the DGM seeking to cancel the mining concession if the royalty, in the Mexican peso equivalent of $30,000 plus VAT (being the amount of the claimed royalty from 2011 to 2019), was not paid before March 15, 2020. In February 2020, the Company initiated legal proceedings (the “Amparo Proceedings”) against the DGM in the Juzgado Séptimo de Distrito en Materia Administrativa en la Ciudad de México (“District Court”) to contest and extinguish the cancellation procedure on the grounds that the royalty is not valid, and also to stay the cancellation process. The District Court in Mexico City admitted the Company’s legal proceedings on March 2, 2020 and granted a permanent stay of execution, which protects the Company from the cancellation of the concession until a final non-appealable resolution is reached on the legality of the DGM’s cancellation procedure.

On November 27, 2020, the District Court at first instance found that the Company suffered no harm from the initiation of the cancellation procedure and dismissed the proceedings (the “Procedural Finding”) without deciding on the merit of the Amparo Proceedings and on the validity of the royalty.  The Procedural Finding does not affect the permanent stay of execution, which remains in place. The Company’s Mexican advisors are of the view that the decision of the District Court is flawed. The Company’s legal position with respect to the disputed royalty remains unchanged. The Company intends to vigorously defend its position and has filed an appeal to the Procedural Finding with the Collegiate Court in Mexico.  The previously obtained stay of execution protects the Company from the cancellation of the concession and remains in place until all avenues of appeal have been exhausted. In the event that the Company does not prevail in the appeal, it may be required to pay the disputed royalty in order to preserve the mining concession. If the Company is required to pay the royalty, it will do so from available capital resources.

The Company has determined that it is more likely than not that it will succeed in these proceedings; therefore, no provision has been recorded as at December 31, 2020 and December 31, 2019.

(f) Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date these interim financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

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